CBIZ Financial Solutions, Inc.

Audited Financial Statements
And Supplementary Financial Information

Year ended December 31, 2025
with Report of Independent Registered
Public Accounting Firm



Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of CBIZ Financial Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CBIZ Financial Solutions, Inc.'s management. Our responsibility is to express an opinion on CBIZ Financial Solutions, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CBIZ Financial Solutions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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Auditor's Report on Supplemental Information

The accompanying information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of CBIZ Financial Solutions, Inc.'s financial statements. The supplemental information is the responsibility of CBIZ Financial Solutions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as CBIZ Financial Solutions, Inc.'s auditor since 2023.

New York, New York
February 26, 2026

2

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$ 2,962,187
Investment in mutual funds, at fair value	1,678,749
Deposits with clearing organization	50,000
Receivable from clearing organization	20,615
Receivables from customers, less allowance for credit losses of $9,068 in 2025	80,779
Prepaid assets	46,328
Income tax benefit	506,270
Operating lease asset	76,309
Furniture and equipment, net of accumulated depreciation of $313,993	0
Total Assets	**$ 5,421,237**

Liabilities and Stockholder's Equity

Liabilities

Accrued salaries and wages	$ 93,356
Due to CBIZ, Inc.	150,980
Accounts payable	25,887
Operating lease liability	85,518
Total Liabilities	**355,741**

Stockholder's Equity

Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,739,450
Accumulated deficit	(2,698,954)
Total Stockholder's Equity	**5,065,496**
Total Liabilities and Stockholder's Equity	**$ 5,421,237**

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization
CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full-service Introducing Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over twenty states across the United States. CFS has a securities clearing relationship with National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services (see note 6) and asset management for qualified retirement plans.

Basis of Reporting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2025, approximately 80% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times, the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Financial Instruments
The Company has investments that are carried at fair value and the other financial instruments generally include cash, accounts receivable, and payables, the carrying value of which approximates fair value because of their short-term duration.

Financial Instrument Credit Losses
CFS complies with Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-13, *"Financial Instruments-Credit Losses (ASC Topic 326) Measurement of Credit Losses on Financial Instruments."* ASC Topic 326 introduces an approach based on current expected losses to estimate credit losses on certain types of financial instruments (e.g., accounts receivable, contract assets, net investment in leases, financial guarantees, loans and loan

1. Organization and Significant Accounting Policies (Continued)

commitments, and held-to-maturity (HTM) debt securities. In accordance with ASC Topic 326, CFS is required to consider forward-looking information in the determination of an allowance for credit losses.

Accounts Receivable and Credit Policy

Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for credit losses is estimated based on the Company's historical losses, along with forward looking information in accordance with ASC Topic 326, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. Accounts receivable, net of the allowance for credit losses, was $80,779 at December 31, 2025, and $123,852 at December 31, 2024, see Note 7.

Investments

Marketable equity securities are carried at fair market value, with the unrealized gains and losses recognized in interest, dividends, and investment income.

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2025 was $0. Furniture and equipment, net of accumulated depreciation, as of December 31, 2025, was as follows:

Asset	Amount
Furniture	$185,296
Equipment	128,697
Subtotal	313,993
Accumulated Depreciation	313,993
Net	$ 0

Revenue Recognition

The core principle of FASB ASC Topic 606 *Revenue from Contracts with Customers Standard (ASU-2014-09)* is that an entity should recognize revenue when it transfers promised goods or services performed to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle which includes the following: identification of the contract with the customer, identification of the performance obligations under the contract, determination of transaction price, allocation of the transaction price to the identified performance obligations, and recognition of revenue as (or when) an entity satisfies the identified performance obligations.

1. Organization and Significant Accounting Policies (Continued)

Revenue consists primarily of retirement plan administration fees, brokerage commissions and life insurance and annuity commissions. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Retirement plan administration fees are recognized in the period in which services are provided and may be based on fixed fees or asset-based fees according to the terms of the arrangement. Fees are billed either directly to the client or to the custodian of the plan assets. Invoices are usually prepared quarterly with the vast majority of plans billed in arrears. Fixed and asset-based fees billed in arrears are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received. Fixed and asset-based fees billed in advance are deferred and recognized as revenue as the performance obligations to the client are satisfied. During 2025, retirement plan administration fees of approximately $806,000 were recognized as revenue.

Commissions relating to brokerage transactions executed through the Company's clearing broker, NFS are recognized on a trade date basis when the customer acquires the right to the economic benefits from, and risks of control of, the financial instrument. Gross revenue of approximately $357,000 was recognized in 2025 from transactions processed through NFS.

Life insurance and annuity commissions, primarily from variable products, are recognized when the policy becomes effective. Approximately $494,000 of commission revenue from variable life insurance and annuity products was recognized in 2025.

CFS pays sales commissions to its registered representatives for the services provided above. The Company does not believe that there are costs related directly to the contract with the issuer or that the costs are expected to be recovered. Therefore, sales commissions are expensed as incurred.

1. Organization and Significant Accounting Policies (Continued)

Lease Accounting
CBIZ determines if a contract is a lease at inception. CFS leases office space for its employees in Maitland, FL and classifies this as an operating lease. An amendment to the lease was signed in 2021 extending the lease expiration date to May 31, 2027. CBIZ uses its incremental borrowing rate in determining the present value of lease payments, as the implicit rate of the lease arrangement is generally not readily determinable. A discount rate of 2.93% was used in determining the operating lease right of use asset and corresponding liability that are recorded in the statement of financial condition.

The lease contains a renewal option to extend the term of the lease for an additional sixty months. Because we cannot be reasonably certain that the renewal option will be exercised, the options are not included in the lease term and the associated payments are excluded from the remaining lease payments. Operating lease cash payments were $59,362 and lease costs were $55,061 for the year ended December 31, 2025.

The remaining lease payments under the current lease agreement are as follows:

Year Ending December 31	Amount
2026	61,148
2027	26,064
Total undiscounted lease payments	87,212
Less: imputed interest	1,694
Total lease liabilities	$85,518

All other CFS employees are located in shared office space with employees of other entities also owned by CBIZ. The cost of this shared office space is allocated to CFS by CBIZ based on the employee headcount at each location.

Employee Savings Plan
CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) Plan in 2025 was $12,980.

1. Organization and Significant Accounting Policies (Continued)

Deferred Compensation Plan

CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

Subsequent Events

Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 26, 2026, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following relationships and transactions:

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide CFS with access to resources including, but not limited to, facilities, supplies and equipment. No management fees were allocated to CFS during 2025. Other costs of approximately $71,558 were allocated to CFS during 2025 and are included in these financial statements under facilities expenses, other operating expenses and depreciation. CFS payroll is processed by CBIZ Human Capital Management, a wholly owned subsidiary of CBSI. Payroll related expenses are reflected in employee compensation and benefits in the statement of income. At December 31, 2025, CFS had a balance due to CBIZ, Inc. of $150,980 for the services provided by CBSI.

2. Related Party Transactions (Continued)

Fees generated by employees of other CBIZ subsidiaries are recognized by CFS as are the related commission expenses. In 2025, approximately 100% of the revenue was generated by employees of other CBIZ subsidiaries and is recorded in commissions and investment advisory fees in these financial statements along with the corresponding commission expense included in employee compensation and benefits. These employees are licensed with CFS, and the revenue is required to run through the broker-dealer.

Compensation related expenses of $39,689 incurred by CBIZ Investment Advisory Services employees were allocated to CFS in 2025 for work performed on CFS client accounts. Other expenses of $20,161 incurred by CBIZ Investment Advisory Services were also allocated to CFS in 2025.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Due to their immaterial and incidental nature, management has not quantified nor allocated the expenses incurred and absorbed by other CBIZ subsidiaries in these cases.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, CFS calculated its net capital at $4,183,611, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of 0.07 to 1.

4. Income Taxes

CFS files a consolidated federal tax return with CBIZ. Separate state tax returns, where applicable, are filed for CFS. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS has recorded in the statement of income an income tax provision of approximately 25% on financial statement income pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. There is no material recourse on CFS for any uncertain tax positions taken by the parent company. CFS has also recorded on the statement of financial condition a tax benefit receivable carried forward from 2020 that was the result of a net loss for that period. The asset will be used to offset future income tax obligations.

5. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The mutual funds are valued at the net asset value (NAV) of shares held by CFS at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's money market and mutual funds are valued using Level 1 inputs, with a fair value of $2,371,012 and $1,678,749 respectively.

6. Divestitures

In early 2017, CFS, working together with CBIZ, Inc., established a new SEC Registered Investment Advisor (RIA). The new entity, CBIZ Investment Advisory Services, LLC (CIAS) will eventually be the designated RIA for the advisory business that is currently processed by CFS. For the year ended December 31, 2025, approximately $18,641,318 of revenue was recorded on CIAS that would have previously been recorded on CFS. The broker-dealer business that CFS currently maintains with NFS will remain with CFS as will the variable annuity and variable life business.

7. Allowance for Credit Losses

The activity in the allowance for credit losses for accounts receivable for 2024 and 2025 was as follows:

	2025	2024
Balance at Beginning of Year	$13,562	$34,901
Charged to Expense	(4,494)	(21,339)
Balance at End of Year	$9,068	$13,562

8. Segment Reporting

CFS is engaged in a single line of business as an introducing broker-dealer, which is comprised of several classes of services including mutual funds, investment advisory, variable annuities, variable life, and principal transactions. CFS has identified its President and Chief Compliance Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business and to manage the company. Additionally, the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions, such as whether to pay dividends, while maintaining adequate capital. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See primary financial statements on page 4 for revenue and expenses.